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October 21, 2010

Ms. Jennifer Thompson
Accounting Branch Chief
United States of America
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Dear Ms. Thompson:

In response to your letter of June 22, 2010 regarding:

SPAR Group, Inc.
Form 10-K for the year ended December 31, 2009
Filed April 15, 2010
File No. 0-27408

We acknowledge:
•	That the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC.
•	That the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Our responses to your inquiries are listed in the order and numbered to correspond to your letter dated June 22, 2010:

Form 10-K for the Fiscal Year ended December 31, 2009

Item 9A(T) Controls and Procedures

Management's Report on Internal Control Over Financial Reporting, page 27

1.
“We note your statement that management has concluded that internal controls over financial reporting were effective as of December 31, 2009, except for the following weakness.  Please explain to us how this complies with Item 308T(3) of Regulation S-K, which states that management is not permitted to conclude that the registrant's internal control over financial reporting is effective if there are one or more material weaknesses in the registrant's internal control over financial

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SPAR Group, Inc.  Corporate Office * 560 White Plains Road, Suite 210  *  Tarrytown NY 10591-5198
Phone 914.332.4111 * Fax 914.332.0741 * Website: www.sparinc.com

Jennifer Thompson
Securities and Exchange Commission
October 22, 2010
Page of 2 of 3

reporting.  Please also consider how this impacts your conclusion with regard to disclosure controls and procedures.  As appropriate, please amend your Form 10-K to conclude that your internal control over financial reporting and, if true, disclosure controls and procedures were not effective as of December 31, 2009.  Please ensure that you refer to the weakness as a material weakness.”

Response:

As requested, the Company has amended its Annual Report on Form 10-K/A as filed on October 8, 2010 to properly clarify that management has concluded that internal controls over financial reporting were not effective as of December 31, 2009 due to the following material weakness:

“The Company was not able to insure timely receipt of the auditor's report respecting the Company's subsidiary in India, SPAR Solutions India Private Limited, in order to allow completion of its consolidated reporting for the year ended December 31, 2009, which ultimately led to an extension request and the filing of the Annual Report on April 15, 2010 in a manner that was not complete with regard to the reporting of the results of that foreign subsidiary.  As of the filing of this amendment to the Annual Report, the auditor’s report for the Company’s India subsidiary is properly filed herewith along with a revised unqualified opinion from the Company’s Principal Independent Auditor.”

As noted in the Company’s 10-K/A under Remediation and Changes in Control Over Financial Reporting:

“Management believes that the material weakness will be corrected by the improvements the Company has already undertaken respecting its Indian Subsidiary, including (among other things) improvements to the period end closing and reporting procedures related to accumulation of annual financial results and disclosures.  Management is actively reviewing its other existing procedures to determine whether additional changes may be necessary to ensure correct and timely future reporting.”

Report of Independent Registered Public Accounting Firm, page F-1

2.
“We note that you have included a qualified audit opinion that is limited in scope to exclude SPAR Solutions India Private Limited ("SPAR India"), which reflects total assets constituting 7% of consolidated total assets as of December 31, 2009, and total revenues constituting 9% of total consolidated revenue for the year then ended.  Since the auditor was unable to perform all the procedures required by professional standards to support the expression of an opinion, please explain to us how you have met the requirements of Rule 2-02(b) of Regulation S-X.  Please refer to SAB Topic 1E.2.  Please amend your filing to include an opinion that complies with Rule 2-02(b) of Regulation S-X.”

Jennifer Thompson
Securities and Exchange Commission
October 22, 2010
Page of 3 of 3

Response:

As requested, we have amended our Annual Report on Form 10-K/A as filed on October 8, 2010 to include the unqualified audit opinion from the independent audit firm for the Company’s India subsidiary, along with a revised unqualified opinion from the Company’s Principal Independent Auditor.

Form 10-Q for the fiscal quarter ending March 31, 2010

Item 4.  Controls and Procedures, page 29

3.
“We note that your management has concluded that your current disclosure controls and procedures are effective except for the SPAR India matter referenced in our preceding comment.  However, it does not appear that you have remediated the material weakness identified in the Form 10-K for the year ended December 31, 2009.  Please tell us why you believe that it is appropriate to conclude your disclosure controls and procedures are effective and, as appropriate, amend your Form 10-Q to conclude that your disclosure controls and procedures are not effective as of March 31, 2010.  Please also ensure your disclosures under the "Management's Report on Interal Control Over Financial Reporting" section are consistent with our first comment above.”

Response:

As requested, the Company filed its quarterly report on Form 10-Q for the second quarterly period ended June 30, 2010 to properly acknowledge its material weakness for the period ended December 31, 2009, and the steps the Company has taken to remediate these concerns going forward.

Hopefully, the above response has satisfactorily answered your question.  If you have further questions, please contact me at 914-332-4100.

Sincerely,

James R. Segreto
Chief Financial Officer